Recruiter.com Group, Inc.
500 Seventh Avenue
New York, New York 10018
April 20, 2023

Via Edgar

Ms. Aliya Ishmukhamedova
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Recruiter.com Group, Inc.
Registration Statement on Form S-3
Filed March 16, 2023
File No. 333-270611

Dear Ms. Ishmukhamedova:

We have received your comments to the Registration Statement on Form S-3 (the “Filing”), filed by Recruiter.com Group, Inc. (the “Company”), set forth in your letter dated March 24, 2023 (the “Comment Letter”). For your convenience, we have repeated the text of your comment, followed by our response.

We respectfully respond to the comment set out in the Comment Letter as follows:

1.
Please update your financial statements and related financial information throughout in accordance with Rule 8-08 of Regulation S-X

Response: We have updated the Filing to update our financial statements and related financial information.

2.
Please separately disclose the number of common stock and the number of common stock issuable upon the exercise of warrants that are being offered by the selling shareholders.

Response: We have updated the table under “Selling Stockholders” to separately disclose the number of common stock and the number of common stock issuable upon the exercise of warrants that are being offered by the selling shareholders.

3.
Please disclose that the company received a letter from NASDAQ notifying the company that the company does not meet the continued listing requirements and that it has until May 17, 2023 to regain compliance.

Response: We have revised our disclosure to add a risk factor relating to the fact that the Company received a letter from NASDAQ notifying the Company that the Company does not meet the continued listing requirements and that it has until May 17, 2023 to regain compliance.

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If you have any questions regarding any of the foregoing, please contact Jeremy Siegfried, Porter Wright Morris & Arthur LLP, 41 S. High Street, Columbus, Ohio 43215, telephone (614) 227-2181.

Thank you for your assistance.

Sincerely,

Recruiter.com Group, Inc.

/s/ Evan Sohn,

Evan Sohn, Chief Executive Officer

cc:
Jan Woo
Jeremy D. Siegfried